UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on FINNET GROUP OPERATORS BUILDING WiMAX NETWORK USING ALVARION AND LOCAL PARTNER DAIMLER FINLAND, dated January 4, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: January 4, 2006	By:	/s/ Dafna Gruber
Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1

Contacts
Dafna Gruber, CFO	Carmen Deville
+972 3 645 6252	+760-517-3188
+760-517-3187
dafna.gruber@alvarion.com	carmen.deville@alvarion.com

FINNET GROUP OPERATORS BUILDING WiMAX NETWORK USING ALVARION AND LOCAL PARTNER DAIMLER FINLAND

BreezeMAX™ 3500 Providing Broadband Services to Permanent and Summer Tourists in the Saimaa Lake District in Southeastern Finland

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Tel Aviv, Israel, January 4, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, and its partner Daimler Finland, a local Finnish distributor, today announced that two Finnet Group operators have begun deployment of a WiMAX network using Alvarion’s BreezeMAX 3500. Savonlinnan Puhelin (SPY) and Mikkelin Puhelin (MPY) will offer broadband data services to permanent residents and the large influx of summer tourists in the Saimaa Lake District, in the South Savo region of southeast Finland. As part of the government’s commitment to ‘universal broadband’, up to 29 percent of funding for the network, known as the eSavo Project, is derived from the various municipalities in the region and the European Union. The Finnet Group consists of 37 telephone operating companies focuses primarily on local telecommunications services.

“We are pleased to be working with Daimler Finland and Alvarion on a WiMAX network, and this network in Savo promises to be the largest broadband access network we have ever deployed in a rural area. Our solution was based on the successful experiences of other Finnet operators with BreezeMAX in other regions of the country,” said Mauri Valkonen, Chief of Department Network Services of MPY. “Our overall target is to increase the broadband service coverage of households and businesses in the South Savo region from its current level of 70% to 96%, and the eSavo Project is a key part of that effort,” said Ari Pussinen, Planning Manager of SPY.

BreezeMAX™ is Alvarion’s award winning, WiMAX platform that has been designed from the ground up according to the IEEE 802.16 standards using OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers from a single base station.

“With these new deployments, we have now implemented more than ten BreezeMAX networks with Finnet Group operators throughout Finland,” said Janne Paldanius of Daimler Finland. “Our partnership with Alvarion has been instrumental in closing the gap of our country’s digital divide by increasing the overall number of homes and businesses that benefit from broadband services in rural areas and we plan to continue to offer WiMAX technology to operators delivering broadband to the unserved in Finland.”

Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 140 installations throughout more than 30 countries around the world. This past September, the BreezeMAX PRO CPE using the Intel® PRO/Wireless 5116 WiMAX chip became commercially available and this deployment represents its first installation in Finland.

“Alvarion’s strong local partnership with Daimler Finland has yielded significant additional deployments in Finland with the eSavo Project demonstrating the success of public, private partnerships for broadband deployments,” said Tzvika Friedman, CEO and President of Alvarion. “SPY and MPY are two examples of the many operators worldwide now taking advantage of the opportunity to deploy the first commercially available CPE that uses the Intel WiMAX chip. Given Savo’s combined challenges of harsh winter weather and large influx of summer tourists, the Saimaa Lake District networks demonstrate the robustness of BreezeMAX to withstand the Scandinavian climate and scale quickly to support the influx of more than 40,000 tourists during the summer vacation season. Over the years, Scandinavia and especially Finland, have been at the forefront of adopting innovative wireless technologies, and we welcome their help now in leading WiMAX deployments there.”

About Daimler Finland

Daimler Finland Ltd, founded in 1993, is a privately owned information technology company situated in Helsinki. The company offers products and services to operators, ISPs, enterprises, the public sector and consumers. Specializing in broadband Internet access solutions the offer includes both wireless and wired networks. For a decade now Daimler has delivered wireless networks to the Finnish market, providing a large range of indoor, outdoor and public access solutions on both licensed and license free frequencies. Daimler also operates in Sweden, Denmark and the Baltic countries. www.daimler.fi

About Finnet Group/SPY/MPY

Finnet is a Finnish data communications group that offers its customers local and national voice call, data and digital television services. The first companies belonging to the Finnet group were established over 120 years ago, only six years after the telephone was invented. From the beginning, the companies have actively participated in the development of Finnish data communication know-how and have thus strongly influenced the creation of a Finnish information society. Finnet group consists of 37 locally operating telephone companies, Finnet Ltd and Finnet Association. The total net sales of Finnet group in 2004 amounted to EUR 1001 million, and it employs ca 5,100 people. Finnet’s main market area is Finland.

Finnet Ltd and its subsidiaries are responsible for the national business operations of Finnet group. Finnet’s telephone companies own Finnet Ltd.

Finnet Association is a trade and operational political interest group and co-operation forum of Finnet group, responsible for the supervision of the interests of its members both nationally and internationally.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +650.314.2653

Alvarion’s Press Contacts:
Heather Mills
972.341.2512
hmills@golinharris.com

Bridget Fishleigh
+44.127.362.4442
bridget@nomadcomms.com

Alvarion’s Investor Contacts:
Dafna Gruber, CFO
+972.3.645.6252
650.314.2652
dafna.gruber@alvarion.com

Carmen Deville
650.314.2653
carmen.deville@alvarion.com